June 1, 2011

VIA EDGAR & FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael McTiernan, Assistant Director

Re:	Strategic Hotels & Resorts, Inc.

Form 10-K for the fiscal year ended December 31, 2010

Filed February 24, 2011

File No. 001-32223

Dear Mr. McTiernan:

In connection with the Staff’s comment letter dated May 25, 2011 regarding Strategic Hotels & Resorts, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2010 (the “10-K”) filed with the Securities and Exchange Commission (the “SEC”) on February 24, 2011, I hereby submit the Company’s response. The Staff’s comments are reproduced in their entirety below, and the responses thereto are set forth in bold after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

1.	To the extent management considers FFO or EBITDA to be key performance measures, in future Exchange Act periodic reports, please provide disclosure regarding these measures and provide the appropriate reconciliation.

Response:

The Company advises the Staff that in its Form 10-Q for the quarter ended March 31, 2011, the Company included a section in Management’s Discussion and Analysis of Financial Condition and Results of Operations titled “Non-GAAP Financial Measures” (see page 50 of the March 31, 2011 Form 10-Q), which provides disclosure regarding these measures and includes a reconciliation of such measures to the nearest comparable GAAP measure. The Company will continue to include this disclosure in all future Exchange Act periodic reports to the extent it considers such measures to be key performance measures.

2.	To the extent material, please disclose in your future Exchange Act periodic reports any publicly disclosed strategies to exit or enter particular markets.

Response:

The Company advises the Staff that in future Exchange Act periodic reports, the Company will disclose any strategies to enter or exit particular markets to the extent such strategies are material, consistent with information publicly disclosed by the Company.

Revenues, page 32

3.	We note your discussion of Total RevPAR on page 33. In future Exchange Act periodic reports, please provide a clear definition of this measure.

Response:

The Company advises the Staff that in future Exchange Act periodic reports, the Company will provide a more detailed definition of Total RevPAR similar to the disclosure presented below:

Total RevPAR, which stands for total revenue per available room, is equal to the sum of rooms revenue, food and beverage revenue, and other hotel operating revenue, divided by the number of rooms available.

Liquidity and Capital Resources, page 48

4.	We note your disclosure on page 49 that you have unpaid cumulative preferred dividends totaling $61.8 million. To the extent that you continue to have unpaid preferred dividends, in future Exchange Act periodic reports, please explain in more detail the material consequences to your results of operations or liquidity.

Response:

The Company advises the Staff that to the extent that the Company continues to have unpaid cumulative preferred dividends, it will provide additional disclosure in future Exchange Act periodic reports regarding the impact that such unpaid preferred dividends may have on its results of operations or liquidity. Such disclosure may include information such as the rate at which the unpaid dividends will continue to accrue, the effect of the accrued dividends on the Company’s financing options, the factors the Company considers in determining whether or not it has sufficient liquidity to pay the accrued but unpaid dividends and any other material consequences to the Company’s results of operations or liquidity.

*        *        *

At the request of the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (312) 658-5756.

Sincerely,

/s/ Stephen M. Briggs
Stephen M. Briggs
Strategic Hotels & Resorts, Inc.
Senior Vice President, Principal Accounting Officer

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